
August 6, 2020

Zhuoqin Huang
Chief Executive Officer
Pop Culture Group Co., Ltd
Room 102, 23-1 Wanghai Road
Xiamen Software Park Phase 2
Siming District, Xiamen City, Fujian Province
The People's Republic of China

      Re: Pop Culture Group Co., Ltd
          Amendment No. 2 to Draft Registration Statement on Form F-1
          Submitted July 31, 2020
          CIK No. 377-03160

Dear Mr. Huang:

      We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Confidential Draft No. 3 to Form F-1 Registration Statement

Consolidated Financial Statements
Consolidated Statements of Income and Comprehensive Income, page F-4

1.   We reviewed the revisions to your disclosures in response to comment 5. Please tell us your consideration of providing the disclosures required by ASC 250-10-50-7 and labeling the net income per share - basic and diluted and weighted average shares used in calculating net income per share - basic and diluted line items "As Restated." This comment also applies to the consolidated statements of income and comprehensive income on page F-27.

You may contact Tony Watson at 202-551-3318 or Bill Thompson at 202-551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services